53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
September 4, 2018	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	James Allegretto
Scott Anderegg
Mara Ransom
Lisa Sellars

Re:	Farfetch Limited
Registration Statement on Form F-1
Filed on August 20, 2018
CIK No. 0001740915

Ladies and Gentlemen:

On behalf of Farfetch Limited (the “Company”), we submit this letter to the staff of the Commission (the “Staff”). The Company intends to file Amendment No. 1 (the “Amendment No. 1”) on approximately September 5, 2018 to the Registration Statement on Form F-1 filed on August 20, 2018 (“Registration Statement”) with the Commission through its EDGAR system. The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on May 30, 2018 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on July 11, 2018 (“Submission No. 2”) and by the Registration Statement on Form F-1 on August 2, 2018 (“Submission No. 3”). The purpose of this letter is to respond to the comment letter to the Registration Statement received on August 31, 2018 from the Staff.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings to be assigned to them in Amendment No. 1, and all references to page numbers in such responses are to page numbers in Amendment No. 1.

September 4, 2018

Registration Statement on Form F-1

Dilution, page 63

1.

We note that you have disclosed as of June 30, 2018 the number of shares that existing shareholders own in the table on page 64 and that you have used this number of shares to calculate your pro forma net tangible book value per share prior to the offering. Please show us how you calculated this number of shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure on pages 65 and 66 to reflect its updated estimate for the assumed initial public offering price and related share amounts. The Company will also revise pages 62 and 64 for related disclosures in the “Use of Proceeds” and “Capitalization” sections. These changes are appended to this response letter as Appendix A, and the Company will reflect them in Amendment No. 1.

The updated total shares held by existing shareholders in the “Dilution” section, shown on an as adjusted pro forma basis at 254,030,580 shares, reflects the expected exercise of certain share options, warrants, and restricted linked ordinary shares as well as the effects of the Reorganization Transactions, including the conversion of the Company’s ordinary and preference shares into ordinary shares and the subsequent exchange of the ordinary shares, at a ratio of one-to-five, into Class A and Class B ordinary shares, as applicable. The effects of these transactions are as follows:

Total Farfetch.com Limited shares outstanding as at June 30, 2018	48,592,236
Pro forma adjustments:
Exercise of certain share options and warrants and conversion of restricted linked ordinary shares	2,213,880
Conversion of ordinary and preferred shares and subsequent one-to-five exchange into Class A and Class B ordinary shares	203,224,464

Total as adjusted, pro forma Farfetch Limited shares held by existing shareholders as at August 1, 2018	254,030,580

2.

We note that you disclose the amount of dilution that would occur if the underwriters exercise their option to purchase additional Class A ordinary shares. We also note that this calculation appears to include a corresponding increase of shares offered in the concurrent private placement. However, on page 13 you disclosed that Kadi Group will not purchase additional Class A ordinary shares in the event that the underwriters exercise their option to purchase additional shares. Please clarify for us the number of shares Kadi Group will purchase if the underwriters exercise their option to purchase additional Class A ordinary shares from you, if any.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Kadi Group will not purchase any further Class A ordinary shares in the event that the underwriters exercise their option to purchase additional shares. The Company will revise the disclosure on page 65 of Amendment No. 1 accordingly.

September 4, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Demand Generation Expense, page 82

3.	Enhance your disclosure of expenditures to explain how “increased sophistication in consumer segmentation and more focus on costs at a channel-by-channel level” has resulted in gained efficiencies.

Response: The Company respectfully acknowledges the Staff’s comment and will add the following underlined disclosure to page 84 of Amendment No. 1:

Demand generation expense for the six months ended June 30, 2018 increased by $12.1 million, or (41.7%), compared to the six months ended June 30, 2017 reflecting an increase in orders and GMV generated, partially offset by efficiencies gained in our demand generation spend through increased sophistication in consumer segmentation and more focus on costs at a channel-by-channel level. These improvements allow us to directly target consumers with an interest in luxury fashion and a propensity to spend, while our continued investment in predictive analytics allows us to identify the optimum media channel investment mix across all consumer segments and geographic markets. As a result, demand generation expense declined as a percentage of Adjusted Revenue, from (21.0%) in the six month period ended June 30, 2017 to (19.0%) in the six month period ended June 30, 2018.

The Company will also add the following underlined disclosure to page 86 of Amendment No. 1:

Demand generation expense for the year ended December 31, 2017 increased by $20.8 million, or (43.0%), compared to the year ended December 31, 2016. The expenditures related to existing markets and our continued international expansion into emerging markets across all channels. We gained efficiencies in our demand generation spend by scaling marketing operations across the 190 markets in which we have consumers and by automating campaign management and set up, thereby reducing the amount of time it takes to promote new products added to the platform. Demand generation expense declined as a percentage of Adjusted Revenue, from (25.0%) in 2016 to (22.2%) in 2017, resulting in an increase in Platform Order Contribution Margin over the same period, from 35.0% in 2016 to 43.0% in 2017.

Principal and Selling Shareholders, page 135

4.

Please revise to identify the natural persons who have or share beneficial ownership of the securities held by Advent Private Equity Fund IV, Farhold (Luxembourg) S.a.r.l., DST Global IV, L.P., and Advance Publications, Inc.

Response: The Company respectfully acknowledges the Staff’s comment and will revise the footnote disclosure for Advent Private Equity Fund IV, Farhold (Luxembourg) S.a.r.l., DST Global IV, L.P., and Advance Publications, Inc. on page 139 of Amendment No. 1 accordingly.

September 4, 2018

Correspondence submitted August 24, 2018

5.

We note your response to comment 2, however, we are unable to agree with your determination that your LTV/CAC ratio will not be useful to investors in the future without knowing whether or how the efficiencies in your marketing capabilities evolve over time relative to your customer acquisition rates and, therefore, if the ratio will continue to be useful. Please re-assess the usefulness of this disclosure at the time such disclosure is expected to be provided in the future, rather than making this determination now.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will re-assess the usefulness of this disclosure at the time such disclosure is expected to be provided in the future.

6.

We note your response to comment 3 and your proposed disclosure that you believe that the increase in popularity of (y)our app demonstrates the changing dynamics of consumers’ shopping behavior and that the increase in app use results in an increase in GMV. In your previous response, dated August 2, 2018, you stated that you believe the changing dynamics of consumers’ shopping behavior and the improved functionality of the app have led to the increase in the app’s share of GMV, rather than app users being a driver of increased total GMV. You also stated you do not directly monitor the impact of app use as correlated with GMV growth. Please explain your basis for the statement that the increase in app use results in an increase in GMV. Please revise to clearly disclose what, if any, correlation exists.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure on page 112 of Amendment No. 1 to remove the statements that “the increase in app use results in an increase in GMV” and “from 2016 to 2017, our app’s share of GMV has increased from 13% to 27%.”

* * *

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

James Maynard, Farfetch Limited

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua Kiernan, Esq., Latham & Watkins LLP

James D. Evans, Esq., Fenwick & West LLP

Katherine K. Duncan, Esq., Fenwick & West LLP

September 4, 2018

Appendix A

[changed pages enclosed]

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $446.5 million, assuming an initial public offering price per share of $16.00, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses of the offering that are payable by us, and approximately $19.1 million from the concurrent private placement, assuming an initial public offering price per share of $16.00, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full, the net proceeds to us from this offering would increase to $531.5 million, assuming an initial public offering price per share of $16.00, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses of the offering that are payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our net proceeds from this offering, after deducting the estimated underwriting discounts and estimated commissions and expenses, by $28.4 million, and our net proceeds from the concurrent private placement by $1.2 million, in each case assuming that the number of Class A ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 Class A ordinary shares in the number of Class A ordinary shares offered by us would increase (decrease) our net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and estimated expenses, by approximately $15.1 million, assuming no change in the assumed initial public offering price per share. Expenses of this offering will be paid by us.

We will not receive any proceeds from the sale of Class A ordinary shares by the selling shareholders.

The principal purposes of this offering are to create a public market for our Class A ordinary shares, facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering and the concurrent private placement for working capital, to fund incremental growth and other general corporate purposes, including possible acquisitions. However, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in "Risk Factors." Accordingly, we will have broad discretion in deploying the net proceeds of this offering and the concurrent private placement.

62

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2018:

- on an actual basis;
- on a pro forma basis to reflect the Reorganization Transactions; and
- on a pro forma as adjusted basis to give effect to: (1) the Reorganization Transactions, (2) the issuance and sale of 30,056,495 Class A ordinary shares in this offering at the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (3) the issuance and sale of 1,193,505 Class A ordinary shares in the concurrent private placement at the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Investors should read this table in conjunction with our audited financial statements and notes thereto included in this prospectus as well as "Use of Proceeds," "Selected Consolidated Financial and Operating Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2018		
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)		
Cash and cash equivalents	$336,982	$339,888	$ 805,439
Total debt, including current portion	$ —	$ —	$ —
Shareholders' equity:			
Share capital	7,374	—	
Issued capital:			
Class A ordinary shares	—	8,447	9,697
Class B ordinary shares	—	1,714	1,714
Share premium	782,177	782,297	1,246,597
Foreign exchange and other reserves	40,572	39,523	39,523
Accumulated losses	(397,585)	(396,536)	(396,536)
Total shareholders' equity	432,538	435,445	900,995
Total capitalization	$432,538	$ 435,445	$ 900,995

(1) A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, issued share capital and share premium, total shareholders' equity and total capitalization by approximately $28.4 million, assuming the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, issued share capital and share premium, total shareholders' equity and total capitalization by approximately $15.1 million, assuming no change in the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

The number of our shares shown as outstanding in the table above excludes:

- 34,558,320 Class A ordinary shares issuable upon the exercise of share options outstanding as of June 30, 2018 at a weighted average exercise price of $4.41 per share;
- 26,666,475 Class A ordinary shares reserved for future issuance under our employee share option programs as described in "Management—Long-Term Incentive Plans;" and
- 189,995 Class A ordinary shares issuable upon the exercise of 37,999 warrants outstanding at a weighted exercise price of $30.41, which will remain outstanding following the consummation of this offering.

64

DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share immediately following the consummation of this offering and the concurrent private placement.

At June 30, 2018, we had a pro forma net tangible book value of $351.5 million, corresponding to a pro forma net tangible book value of $1.38 per share. Pro forma net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding, after giving effect to the Reorganization Transactions.

After giving effect to the sale by us of 30,056,495 Class A ordinary shares in this offering at the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and of 1,193,505 Class A ordinary shares in the concurrent private placement at the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value at June 30, 2018 would have been approximately $817.1 million, representing $2.86 per share. This represents an immediate increase in pro forma net tangible book value of $1.48 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $13.14 per share to new investors purchasing Class A ordinary shares in this offering at the assumed initial public offering price. Dilution in pro forma net tangible book value per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution to new investors purchasing Class A ordinary shares in the offering.

Assumed initial public offering price		$16.00
Pro forma net tangible book value per share	$1.38	
Increase in pro forma net tangible book value per share attributable to this offering and the concurrent private placement	1.48	
Pro forma as adjusted net tangible book value per share		2.86
Dilution in pro forma net tangible book value per share to new investors		$13.14

If the underwriters exercise their option to purchase additional Class A ordinary shares from us in full, our pro forma as adjusted net tangible book value per share after this offering would be $3.10 per share, representing an immediate increase in pro forma net tangible book value per share of $1.72 per share to existing shareholders and immediate dilution of $12.90 per share in pro forma as adjusted net tangible book value per share to new investors purchasing Class A ordinary shares in this offering, based on an assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Kadi Group will not purchase any further Class A ordinary shares in the event that the underwriters exercise their option to purchase additional shares.

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $0.10 per share and the dilution per share to new investors in the offering by $0.90 per share, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

65

The following table summarizes, on an as adjusted pro forma basis, as of June 30, 2018, the total number of Class A and Class B ordinary shares purchased from us and the concurrent private placement, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing Class A ordinary shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Number	Percent	
Existing shareholders	254,030,580	89%	$ 792,457,116	61%	$ 3.12
Concurrent private placement	1,193,505	0	19,096,080	2	16.00
New investors	30,056,495	11	480,903,920	37	16.00
Total	**285,280,580**	**100%**	**$1,292,457,116**	**100%**	**$ 4.53**

The total number of shares reflected in the discussion and tables above is based on 285,280,580 Class A and Class B ordinary shares outstanding as of June 30, 2018 and does not reflect the shares purchased by new investors from the selling shareholders.

Sales by the selling shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to 246,583,574, or approximately 86% of the total number of ordinary shares outstanding after the offering.

If the underwriters exercise their option to purchase additional ordinary shares in full and the corresponding increase of shares offered in the concurrent private placement, the following will occur:

- the percentage of our ordinary shares held by existing shareholders will decrease to approximately 87% of the total number of our ordinary shares outstanding after this offering and the concurrent private placement; and
- the percentage of our ordinary shares held by new investors will increase to approximately 12% of the total number of our ordinary shares outstanding after this offering and the concurrent private placement.

66